SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                    Under The Securities Exchange Act of 1934

                          For the month of January 2006
                         Commission File Number: 1-13064

                           NOVA Chemicals Corporation
           1000 Seventh Avenue S.W., Calgary, Alberta, Canada, T2P 5L5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

        Form 20-F  |_|                                      Form 40-F  |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Yes  |_|                                            No  |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Yes  |_|                                            No  |X|

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes  |_|                                            No  |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .
                                ---------

A copy of the Registrant's:

(a) Interim financial statements for the fourth quarter, three months ended December 31, 2005.

is furnished herewith and is incorporated by reference into the following Registration Statements:

                      Registration Statement on Form S-8 #33-47673
                      Registration Statement on Form S-8 #333-520
                      Registration Statement on Form S-8 #333-9076
                      Registration Statement on Form S-8 #333-9078
                      Registration Statement on Form S-8 #33-86218
                      Registration Statement on Form S-8 #33-77308
                      Registration Statement on Form S-8 #333-11280 Registration Statement on Form S-8 #333-12910 Registration Statement on Form S-8 #333-101793 Registration Statement on Form S-8 #333-109424 Registration Statement on Form F-10 #333-130652

A copy of the Registrant's:

(b) section 302 certification of principal executive officer; (c) section 302 certification of principal financial officer;
(d) certification of principal executive officer pursuant to 18 U.S.C. ss. 1350; and (e) certification of principal financial officer pursuant to 18 U.S.C. ss. 1350 are furnished herewith.

Controls and Procedures

     (a) Evaluation of disclosure controls and procedures. Based on our management's evaluation (with the participation of our principal executive officer and principal financial officer), as of December 31, 2005, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, (the "Exchange Act")) are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

     (b) Changes in internal controls. There were no changes in our internal control over financial reporting that occurred during our fiscal quarter ended December 31, 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  NOVA Chemicals Corporation


                                  /s/ Jack S. Mustoe
                                  ---------------------------------------------
                                  Jack S. Mustoe
                                  Senior Vice-President Legal, General Counsel
                                  and Corporate Secretary







January 25, 2006

                                    EXHIBITS

Attached hereto is:

     (a) the interim financial statements of NOVA Chemicals Corporation for the fourth quarter, three months ended December 31, 2005;

     (b)  section 302 certification of principal executive officer;

     (c)  section 302 certification of principal financial officer;

     (d) certification of principal executive officer pursuant to 18 U.S.C. ss. 1350; and

     (e) certification of principal financial officer pursuant to 18 U.S.C. ss. 1350.

                                                                     Exhibit (a)

                        NOVA Chemicals 2005 Q4 Results:
        Stronger N.A. Market Conditions Offset by Extended Plant Outage


    PITTSBURGH--(BUSINESS WIRE)--Jan. 25, 2006--All financial information is in U.S. dollars unless otherwise indicated.
    NOVA Chemicals Corporation (NOVA Chemicals) (NYSE:NCX)(TSX:NCX) reported a net loss of $68 million ($0.82 per share loss) for the fourth quarter of 2005. The net loss from the two businesses was $20 million ($0.24 per share loss).
    The quarter's net loss compares to a net loss of $105 million ($1.28 per share loss) for the third quarter of 2005. In the fourth quarter of 2004, NOVA Chemicals reported net income of $162 million ($1.78 per share diluted).
    In the fourth quarter, a turnaround for maintenance and modernization work at the Corunna, Ontario flexi-cracker was extended primarily due to a series of problems with new equipment. The after-tax impact of the outage in the fourth quarter is estimated to be approximately $70 million.
    On Jan. 19, 2006, NOVA Chemicals announced the closure of its Chesapeake, Virginia site, including solid polystyrene production capacity of 300 million pounds per year and compounding capability of 170 million pounds per year. NOVA Chemicals expects to reduce costs by approximately $15 million per year and lower working capital needs. In the fourth quarter, a non-cash, after-tax charge of $46 million was taken.
    For the full year 2005, NOVA Chemicals reported a net loss of $104 million ($1.26 per share loss) compared with net income of $252 million ($2.71 per share diluted) in 2004.
    "In the fourth quarter we experienced a number of turnaround problems at the Corunna ethylene cracker that were outside of our control. We are using every internal and external resource available to us to correct the start up issues," said Jeff Lipton, NOVA Chemicals' President and CEO. "We expect 2006 and 2007 to be much more rewarding for NOVA Chemicals and our peers. In stark contrast to the start of last year, our industry begins 2006 with very low producer and customer inventory levels in just about every market place, while fundamental demand continues to grow."

    Fourth Quarter Snapshot

    Olefins/Polyolefins:

    -- Net income of $45 million in Q4 2005 compared to $39 million in Q3 2005.

    -- Q4 2005 polyethylene sales volume was down 9% from Q3 2005 due to the impact of the Corunna outage.

    -- Ethylene prices were up 37% and polyethylene prices were up 34% over the previous quarter.

    -- Advanced SCLAIRTECH(TM) polyethylene Performance Products results exceeded annual targets.

    Styrenics:

    -- Net loss of $65 million in Q4 2005 versus a net loss of $59 million in Q3 2005.

    -- Polymer sales volumes decreased 14% from Q3 2005 to Q4 2005 due to normal seasonal trends.

    --  ARCEL(R) resins and other styrenic polymer Performance
        Products results exceeded annual targets.

    Corporate:

    -- On Oct. 31, 2005, NOVA Chemicals issued $400 million senior floating rate notes due in 2013.

    -- In November 2005, NOVA Chemicals began to hedge its exposure to earnings fluctuations caused by mark-to-market adjustments associated with its stock-based compensation plans.

    NOVA Chemicals will host a conference call today, Wednesday, January 25, 2006, for investors and analysts at 10 a.m. EST (8 a.m. MST; 7 a.m. PST). Media are welcome to join this call in "listen only" mode. The dial-in number for this call is (416) 340-2216. The replay number is (416) 695-5800 (Reservation No. 3166473). The live call is also available on the Internet at www.vcall.com.



NOVA Chemicals Highlights
(unaudited; millions of U.S. dollars except per share amounts and as noted)

                                 Three Months Ended      Year Ended
                              ------------------------ ---------------
                              Dec. 31 Sept. 30 Dec. 31 Dec. 31 Dec. 31
                                2005    2005     2004    2005    2004
                              ------- -------- ------- ------- -------
Net income (loss)(1)
  Olefins/Polyolefins            $45      $39     $82    $241    $249
  Styrenics                      (65)     (59)    (17)   (221)    (73)
  Corporate and other(2)         (48)     (85)     97    (124)     76
                              ------- -------- ------- ------- -------
Net income (loss)               $(68)   $(105)   $162   $(104)   $252
                              ------- -------- ------- ------- -------
                              ------- -------- ------- ------- -------

Earnings (loss) per common
 share
  - basic                     $(0.82)  $(1.28)  $1.91  $(1.26)  $2.91
  - diluted                   $(0.82)  $(1.28)  $1.78  $(1.26)  $2.71


Weighted-average common
 shares
outstanding (millions)(3)(4)
  - basic                         82       82      85      83      87
  - diluted(5)                    82       82      92      83      95


Revenue                       $1,433   $1,366  $1,527  $5,616  $5,270
EBITDA(6)                        $78      $59    $131    $454    $569

Depreciation and amortization    $74      $70     $72    $290    $297
Funds from operations            $39      $35     $76    $270    $412
Capital expenditures            $129     $102    $100    $419    $242
Average capital employed(7)   $3,317   $3,275  $3,455  $3,337  $3,294
After-tax return (loss) on
 capital employed(8)           (5.3)%  (10.4)%  21.3 %  (0.6)%   10.2%
Return (loss) on average
 common equity(9)             (21.5)%  (31.6)%  45.3 %  (7.7)%   19.1%

(1) On Jan. 1, 2005, NOVA Chemicals adopted new Canadian accounting standards, which require the preferred shares of our subsidiary, NOVA Chemicals Inc., to be classified as debt. Accordingly, any dividends associated with these preferred shares are now classified as interest expense and allocated to our two businesses, Olefins/Polyolefins and Styrenics. All prior periods have been restated to reflect the reclassification of these preferred shares and our preferred shares redeemed in 2004.
(2) See table on page 12 for a description of all corporate and other items.
(3) Weighted-average number of common shares outstanding during the period used to calculate the earnings (loss) per share. See page 19, Note 5 for more information.
(4) For periods where there are losses, diluted shares are the same as basic shares because losses are not diluted.
(5) During September 2005, the terms of the preferred shares of our subsidiary, NOVA Chemicals Inc., were amended to remove the feature allowing the holders, under certain circumstances, to convert the preferred shares to NOVA Chemicals' common shares. Accordingly, the preferred shares no longer impact diluted earnings per share.
(6) Net income before restructuring charges, income taxes, other gains and losses, interest expense and depreciation and amortization. See Consolidated Statement of Net Income (Loss) and Reinvested Earnings on page 15 and Supplemental Measures on page 12.
(7) Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation and amortization) and working capital, and excludes assets under construction and investments. Amounts are converted to U.S. dollars using quarter-end exchange rates. See Supplemental Measures on page 12.
(8) After-tax return (loss) on capital employed equals NOVA Chemicals' net income (loss) plus after-tax interest expense (annualized) divided by average capital employed. See Supplemental Measures on page 12.
(9) Return (loss) on average common equity equals annualized net income (loss) divided by average common equity.


OLEFINS/POLYOLEFINS BUSINESS
Financial Highlights
(unaudited; millions of U.S.  dollars except as noted)

                                 Three Months Ended      Year Ended
                              ------------------------ ---------------
                              Dec. 31 Sept. 30 Dec. 31 Dec. 31 Dec. 31
                               2005     2005    2004    2005    2004
                              ------- -------- ------- ------- -------
Revenue(1)                      $899     $878    $912  $3,586  $3,230
Operating income                 $89      $77    $134    $437    $445
Depreciation and amortization     42       41      42     166     181
                              ------- -------- ------- ------- -------
EBITDA(2)                       $131     $118    $176    $603    $626
Net income                       $45      $39     $82    $241    $249
Capital expenditures             $81      $67     $61    $256    $127
Average capital employed(3)   $2,086   $1,980  $2,072  $2,029  $1,940
After-tax return on capital
 employed(4)                    11.2%    10.0%   18.2%   14.1%   15.2%

(1) Before intersegment eliminations.
(2) Net income before restructuring charges, income taxes, other gains and losses, interest expense and depreciation and amortization. See Supplemental Measures on page 12.
(3) Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation and amortization) and working capital and excludes assets under construction. Amounts are converted to U.S. dollars using quarter-end exchange rates.
(4) After-tax return on capital employed equals net income plus after-tax interest expense (annualized) divided by average capital employed.


Operating Highlights

Average Benchmark Prices(1)
(U.S. dollars per pound, unless otherwise noted)

                                Three Month Average     Year Average
                              ------------------------ ---------------
                              Dec. 31 Sept. 30 Dec. 31 Dec. 31 Dec. 31
                                2005    2005     2004    2005    2004
                              ------- -------- ------- ------- -------
Benchmark Principal Products:
Ethylene(2)                    $0.56    $0.41   $0.39   $0.44   $0.34
Polyethylene - LLDPE butene
 liner(3)                      $0.76    $0.54   $0.54   $0.60   $0.48
Polyethylene - weighted-
 average benchmark(4)          $0.78    $0.58   $0.57   $0.63   $0.50
Benchmark Raw Materials:
NYMEX natural gas (dollars per
 mmBTU)(5)                    $12.85    $8.25   $6.87   $8.55   $6.09
WTI crude oil (dollars per
 barrel)(6)                   $60.02   $63.19  $48.28  $56.56  $41.41

(1) Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.
(2) Source: Chemical Market Associates, Inc. (CMAI) U.S. Gulf Coast
    (USGC) Net Transaction Price.
(3) Linear Low-Density Polyethylene (LLDPE) butene liner. Source:
    Townsend Polymer Services Information (TPSI).
(4) Benchmark prices weighted according to NOVA Chemicals' sales volume mix in North America. Source for benchmark prices: TPSI.
(5) Source: New York Mercantile Exchange (NYMEX) Henry Hub 3-Day Average Close, values in millions of British Thermal Units (mmBTU).
(6) Source: NYMEX WTI daily spot-settled price average for calendar month.


Polyethylene Sales Volumes
(millions of pounds)             Three Months Ended      Year Ended
                              ------------------------ ---------------
                              Dec. 31 Sept. 30 Dec. 31 Dec. 31 Dec. 31
                                2005    2005     2004    2005    2004
                              ------- -------- ------- ------- -------
NOVAPOL(R) resins
  Joffre site:  LLDPE            317      301     358   1,207   1,320
  Moore site:   LDPE(1)           31       65      73     230     305
  Moore site:   HDPE(2)           46      106     117     350     449
SCLAIRTECH(TM) resins
  St. Clair site: LLDPE and HDPE  50       89      94     325     452
Advanced SCLAIRTECH(TM) resins
  Joffre site:  LLDPE and HDPE
       Standard Products          93       26      83     291     470
       Performance Products(3)   110      127     103     438     289
                              ------- -------- ------- ------- -------
Total                            647      714     828   2,841   3,285
                              ------- -------- ------- ------- -------
                              ------- -------- ------- ------- -------

NOVAPOL(R) is a registered trademark of NOVA Brands Ltd.; authorized use.

SCLAIRTECH(TM) and Advanced SCLAIRTECH(TM) are trademarks of NOVA
Chemicals.

(1) Low-Density Polyethylene (LDPE).
(2) High-Density Polyethylene (HDPE).
(3) Performance Products include SCLAIR(R) and SURPASS(R) resins.
    SCLAIR(R) and SURPASS(R) are registered trademark of NOVA
    Chemicals Corporation in Canada and of NOVA Chemicals
    (International) S.A. elsewhere; authorized use.


    Review of Operations

    Olefins/Polyolefins

    The Olefins/Polyolefins business reported net income of $45 million in the fourth quarter of 2005 compared to net income of $39 million in the third quarter of 2005. Higher margins were mostly offset by the effects of the Corunna outage. Polyethylene sales volumes were 9% lower, including a 51% reduction from Sarnia area assets, and ethylene co-product sales volumes were down 31% due to the extended outage at Corunna. The negative impact on Olefins/Polyolefins earnings of the maintenance and modernization work at Corunna is estimated to be $65 million after-tax in the fourth quarter of 2005.
    In the fourth quarter of 2004, the Olefins/Polyolefins business reported net income of $82 million. The $37 million decrease when comparing the fourth quarter of 2005 to the fourth quarter of 2004 is primarily attributed to the Corunna outage, which reduced polyethylene and co-product sales volumes.
    For the fiscal year 2005, the Olefins/Polyolefins business reported net income of $241 million compared to $249 million in 2004. The benefit of higher margins as a result of improving market conditions was dampened by the following unusual events:

    Q2 2005 - $21 million

    -- A grass fire on the local electric utility's land triggered a power outage at Corunna.

    Q2 2005 - $24 million

    -- A tornado at Empress, Alberta damaged third-party ethane supply plants and reduced ethane supply to Joffre.

    Q4 2005 - $65 million

    -- Issues primarily related to new equipment extended the planned outage at Corunna.

    Ethylene and Feedstocks

    CMAI benchmark USGC ethylene prices averaged 56 cents per pound in the fourth quarter compared to 41 cents per pound in the third quarter. CMAI reported USGC contract ethylene prices rose 9 cents per pound in October, 2 cents per pound in November, and stayed flat in December resulting in a contract price of 56.5 cents per pound at quarter-end.
    The average price of NYMEX contract natural gas was up 56% to $12.85 per mmBTU, while the AECO contract natural gas price was up 48% to $9.98 per mmBTU in the fourth quarter. However, the Alberta Advantage averaged only 3 cents per pound of ethylene in the fourth quarter of 2005 as severely depressed USGC ethane prices more than offset the extremely high $2.87 per mmBTU natural gas basis differential. Shutdowns resulting from the USGC hurricanes caused a build-up of ethane on the USGC and resulted in ethane prices which averaged 94% of Henry Hub natural gas versus a historical range of 120-130%. By the end of the fourth quarter, as the price of natural gas fell, a more typical relationship between ethane and natural gas prices was restored.
    The average price of WTI crude oil was down 5% to $60.02 per barrel in the fourth quarter. On Dec. 31, 2005, the closing market price for the NYMEX crude oil contract was $61.04 per barrel.

    Polyethylene

    NOVA Chemicals' total polyethylene sales volume for the fourth quarter was 647 million pounds, down 67 million pounds from the previous quarter. Sales volumes were lower due to the impact of the Corunna outage in the fourth quarter versus the third quarter.
    International volumes declined 22% to 69 million pounds quarter-over-quarter, as sales were redirected to North America to take advantage of stronger relative margins. Late in December, sales to China resumed through NOVA Chemicals' packaging joint venture in Tianjin, China.
    NOVA Chemicals' polyethylene inventory volumes were down 10% quarter-over-quarter. During the same period, the American Plastics Council (APC) reported North American producer inventories were up, but were still below normal levels.
    Fourth quarter weighted-average benchmark polyethylene prices were up approximately 20 cents per pound from the third quarter of 2005. NOVA Chemicals implemented a series of price increases in North America during the quarter, as shown below. The Oct. 1 and Nov. 1 price increases were fully implemented, but pricing began to slip in December.


                           Price Increase
 2005 Effective Date        Announcements             Update
---------------------- -------------------------- --------------------
   October 1           + 5 cents per pound        successfully
                                                   implemented
   November 1          + 8 cents per pound        successfully
                                                   implemented
   November 15         + 7 cents per pound        revised to 5 cents
                                                   per pound and
                                                   delayed


    Performance Products

    NOVA Chemicals sold 203 million pounds of Advanced SCLAIRTECH
(AST) polyethylene in the fourth quarter, up from 153 million pounds in the third quarter. Sales of AST polyethylene Performance Products were 110 million pounds, or 55% of sales in the quarter. The transition from standard products to Performance Products continues to proceed according to plan. For the year, Performance Products sales represented 52% of total AST polyethylene capacity, up more than half from 2004 despite the June 2005 tornado-related supply problems.

    Corunna, Ontario Flexi-cracker Turnaround

    Maintenance and modernization work, which started Sep. 7, 2005 at the Corunna flexi-cracker continued into the fourth quarter. The plant was originally scheduled to restart on Oct. 24 but did not restart until Dec. 23, primarily due to issues associated with the start-up of three new compressors. On Dec. 28, these compressors were taken off-line again for seal repairs. As of Jan. 25, start up procedures are underway at Corunna. The plant is scheduled to be producing on-specification products before mid-February.
    As a result of the Corunna outage, NOVA Chemicals invoked force majeure on ethylene, propylene, crude C4s and other co-products from Corunna and polyethylene from its Sarnia area sites. The force majeure will remain in place until the plant restores normal operating rates and inventory levels.
    The Corunna turnaround represents the final component of an aggressive maintenance schedule in 2005. With the projected return of the Corunna flexi-cracker in February, all production facilities will be on-line and capable of operating at maximum rates in 2006 and 2007, during what are expected to be very favorable market conditions. In each of those years, one ethylene cracker at the Joffre, Alberta site is scheduled for a routine maintenance turnaround. With the ability to build ethylene inventory in advance of this work, no significant impact to earnings is expected.
    Our ability to implement announced price increases depends on many factors that may be beyond our control, including market conditions, the supply/demand balance for each particular product and feedstock costs. Successful price increases, when realized, are typically phased in over several months, vary by product or market, and can be reduced in magnitude during the anticipated implementation period. See Forward-Looking Information on page 8.


STYRENICS BUSINESS

 Financial Highlights
 (unaudited; millions of U.S. dollars except as noted)

                                 Three Months Ended      Year Ended
                              ------------------------ ---------------
                              Dec. 31 Sept. 30 Dec. 31 Dec. 31 Dec. 31
                               2005     2005    2004    2005    2004
                              ------- -------- ------- ------- -------
Revenue(1)                      $587     $525    $691  $2,259  $2,324
Operating loss                  $(80)    $(74)   $(27)  $(271)   $(71)
Depreciation and amortization     32       29      30     124     116
                              ------- -------- ------- ------- -------
EBITDA(2)                       $(48)    $(45)     $3   $(147)    $45

    NOVA Chemicals' Styrenics   $(26)    $(33)     $6    $(83)    $56
    European Styrenic
     Polymers(3)                 (22)     (12)     (3)    (64)    (11)
                              ------- -------- ------- ------- -------
Total EBITDA                    $(48)    $(45)     $3   $(147)    $45

Net loss                        $(65)    $(59)   $(17)  $(221)   $(73)
Capital expenditures             $48      $35     $39    $163    $115
Average capital employed(4)   $1,322   $1,360  $1,447  $1,386  $1,386
After-tax loss on capital
 employed(5)                  (16.0)%  (14.6)%  (1.9)% (13.1)%  (2.5)%

(1) Before intersegment eliminations.
(2) Net income (loss) before restructuring charges, income taxes, other gains and losses, interest expense and depreciation and amortization. See Supplemental Measures on page 12.
(3) As of Oct. 1, 2005, European Styrenic Polymers became part of our European joint venture, NOVA Innovene.
(4) Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation and amortization) and working capital and excludes assets under construction. Amounts are converted to U.S. dollars using quarter-end exchange rates.
(5) After-tax return on capital employed equals net income (loss) plus after-tax interest expense (annualized) divided by average capital employed.


Operating Highlights
 Average Benchmark Prices(1)
(U.S. dollars per pound, unless otherwise noted)

                                Three Month Average     Year Average
                              ------------------------ ---------------
                              Dec. 31 Sept. 30 Dec. 31 Dec. 31 Dec. 31
                               2005     2005    2004    2005    2004
                              ------- -------- ------- ------- -------
Benchmark Principal Products:
Styrene monomer(2)             $0.64    $0.60   $0.68   $0.63   $0.58
Polystyrene weighted-average
 benchmark(3)
  North America                $0.92    $0.87   $0.91   $0.89   $0.77
  Europe                       $0.63    $0.65   $0.79   $0.67   $0.65
Benchmark Raw Materials:
Benzene (dollars per
 gallon)(4)                    $2.54    $2.82   $3.59   $2.90   $2.88

(1) Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.
(2) Source: CMAI Contract Market.
(3) Benchmark prices weighted according to NOVA Chemicals' polystyrene sales volume mix. Includes solid and expandable polystyrene, but excludes styrenic performance products. Source for benchmark prices: CMAI.
(4) A 10 cents per gallon change in the cost of benzene generally results in about a 1 cent per pound change in the variable cost of producing styrene monomer. Source of benzene benchmark prices:
    CMAI.



Styrenics Sales Volumes
(millions of pounds)            Three Months Ended       Year Ended
                             ------------------------- ---------------
                             Dec. 31  Sept. 30 Dec. 31 Dec. 31 Dec. 31
                               2005     2005    2004    2005    2004
                             -------- -------- ------- ------- -------
Styrene monomer(1)               580      384     500   1,786   1,772
Solid and expandable
 polystyrene
  North America                  227      264     301   1,061   1,280
   Europe(1)                     218      267     223     993   1,022
Performance Products(2)           33       25      28     117     115
                             -------- -------- ------- ------- -------
Total                          1,058      940   1,052   3,957   4,189
                             -------- -------- ------- ------- -------
                             -------- -------- ------- ------- -------

(1) Third-party sales only. In accordance with proportionate consolidation accounting, NOVA Chemicals records 50% of its sales to the NOVA Innovene joint venture as third party sales. In the fourth quarter of 2005, this represented 114 million pounds of styrene and 4 million pounds of polystyrene.
(2) Performance Products include ARCEL(R), DYLARK(R) and ZYLAR(R); including NAS(R), resins. EPS Silver(R) resins are excluded. ARCEL(R), DYLARK(R) and NAS(R) are registered trademarks of NOVA Chemicals Inc. ZYLAR(R) is a registered trademark of NOVA Chemicals (Canada) Ltd./NOVA Chimie (Canada) Ltee.; authorized use/utilization autorisee. EPS Silver(R) is a registered trademark of NOVA Chemicals (International) SA in the European Community and a trademark of NOVA Chemicals Inc. in North America.


    Review of Operations

    Styrenics

    The Styrenics business reported a net loss of $65 million in the fourth quarter of 2005 compared to a net loss of $59 million in the third quarter of 2005. Stronger margins in North America, due to price increases which outpaced higher costs, were more than offset by lower margins from European polymer sales. Styrenic polymer sales volumes were lower in the fourth quarter of 2005 than the third quarter. Styrene monomer sales were restricted early in the quarter due to ethylene supply constraints caused by USGC hurricanes. Demand was seasonally soft in November and December.
    The Corunna outage negatively impacted Styrenics earnings by $5 million after-tax in the fourth quarter of 2005. The Sarnia styrene site has operated at reduced rates due to ethylene and benzene supply restrictions from Corunna.
    In the fourth quarter of 2004, the Styrenics business reported a net loss of $17 million. The $48 million decrease from the fourth quarter of 2004 was attributable to lower margins, lower polystyrene volumes and Corunna operating problems.
    For fiscal year 2005, the Styrenics business reported a net loss of $221 million compared to a net loss of $73 million in 2004. The year-over-year variance is due to increasing feedstock and energy costs and a 6% decline in third-party sales volumes. While benzene market prices remained essentially flat, our FIFO accounting based costs increased 15%, ethylene prices increased 29% and natural gas prices increased 40%, year-over-year. These increases were not fully recovered by increased selling prices.

    Styrene Monomer

    Styrene monomer margins were up slightly in the fourth quarter. Average benchmark styrene monomer prices increased by 4 cents per pound compared to the third quarter of 2005.
    The fourth quarter 2005 average price of benzene decreased from $2.82 per gallon in the third quarter to $2.54 per gallon, which is the equivalent of approximately 3 cents per pound of styrene. Ethylene is the other important feedstock for styrene monomer and the price of ethylene increased significantly from the third quarter to the fourth quarter, more than offsetting the lower cost of benzene. Overall, the average cost to produce styrene increased by 4 cents per pound.
    In the fourth quarter, non-European joint venture (JV) third party styrene monomer sales volume was down 2% compared to the third quarter due to demand seasonality and the effects of the hurricane-related outage at Bayport at the end of September.
    NOVA Chemicals announced two price increases for styrene monomer during the quarter totaling 11 cents per pound, and to-date successfully implemented an increase of 8 cents per pound on Oct. 1. NOVA Chemicals also announced a price increase of 5 cents per pound with an effective date of Jan. 1, 2006.

    North American Solid Polystyrene (SPS)

    North American SPS sales volume decreased 17% quarter-over-quarter on seasonally soft demand.
    North American benchmark SPS prices increased by approximately 7 cents per pound from the third quarter. NOVA Chemicals announced two price increases during the quarter, one increase for 6 cents per pound effective Nov. 1 and one increase for 5 cents per pound effective
Nov. 15. These increases have not yet been implemented.

    North American Expandable Polystyrene (EPS)

    NOVIDESA, SA de CV, a JV with GRUPO IDESA, commenced operations on Oct. 1, 2005. NOVIDESA plans to be a market leader in high-value EPS applications for the rapidly growing construction market in Mexico.
    North American EPS sales volumes fell 5% compared to the third quarter on seasonally soft demand. North American benchmark EPS prices remained essentially at the same level as the third quarter. NOVA Chemicals announced one price increase during the quarter for 5 cents per pound, effective Nov. 1, the increase has not yet been implemented.

    European Styrenic Polymers

    On Oct. 1, 2005 the NOVA Innovene JV in Europe commenced operations. On Oct. 11, 2005 NOVA Innovene announced it would cease EPS production at its Berre, France facility and permanently close an idled EPS plant at Carrington, UK. These actions represent a first step toward a $60 million per year synergy target for NOVA Innovene. BP sold its portion of the NOVA Innovene JV to INEOS.

    European SPS

    European SPS sales volume was down 10% from the third quarter on seasonally soft demand.
    The weighted-average European SPS benchmark price declined by approximately 3 cents per pound from the third quarter. NOVA Innovene successfully implemented one price increase during the quarter totaling 70 Euro per metric tonne (approx. 3 cents per pound) on Oct. 1. A 100 Euro per metric tonne (approx. 5 cents per pound) price increase was also announced with an effective date of Jan. 1, 2006.

    European EPS

    European EPS sales volume was down 20% from the third quarter on seasonally soft demand.
    The weighted-average European EPS benchmark price declined by approximately 1 cents per pound from the third quarter. During the quarter, NOVA Innovene announced a 100 Euro per metric tonne (approx. 5 cents per pound) price increase with an effective date of Jan.1, 2006.

    Performance Products

    Styrenics Performance Products include products such as ARCEL specialty foam resins; DYLARK resins for automotive and food packaging; ZYLAR and NAS resins for food, medical and industrial packaging. Styrenics Performance Products sales volumes for the quarter were up 32% to 33 million pounds from third quarter of 2005 with continued successful penetration into target markets. Styrenics Performance Products sales volumes in 2005 were 117 million pounds, up 2 million pounds from 2004. Volumes of new products offset lower DYLARK resin sales in the automotive market.

    Closure of Cheasapeake, Virginia Site

    On Jan. 19, 2006, NOVA Chemicals announced plans to close its Chesapeake, Virginia site by the end of the second quarter of 2006. The site includes solid polystyrene production capacity of 300 million pounds per year and compounding capability of 170 million pounds per year. The closure is expected to reduce costs by approximately $15 million per year and will also have the benefit of reducing working capital requirements. NOVA Chemicals took a non-cash, after-tax charge of approximately U.S. $46 million in the fourth quarter of 2005 due to the Chesapeake closure. Additional closure costs of approximately U.S. $10 million after-tax will be accrued during the first quarter of 2006.

    Forward-Looking Information

    This news release contains forward-looking statements with respect to NOVA Chemicals Corporation (NOVA Chemicals), its subsidiaries and affiliated companies. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The words "believe," "expect," "plan," "intend," "estimate," or "anticipate" and similar expressions, as well as future or conditional verbs such as "will," "should," "would," and "could" often identify forward-looking statements.
    Specific forward-looking statements contained in this news release include, among others, statements regarding: NOVA Chemicals' expected financial performance in future periods; the start-up of NOVA Chemicals' Corunna flexi-cracker and the impact of the extended outage on earnings; NOVA Chemicals' expectations of favorable market conditions in 2006 and 2007; implementation of announced price increases; inventory build-ups in advance of maintenance turnarounds; and the effect of forward transactions on earnings. With respect to forward-looking statements contained in this news release, NOVA Chemicals has made assumptions regarding, among other things: future oil, natural gas and benzene prices; its ability to obtain raw materials; its ability to market products successfully to its anticipated customers; the impact of increasing competition; and its ability to obtain financing on acceptable terms. Some of the risks that could affect NOVA Chemicals' future results and could cause results to differ materially from those expressed in the forward-looking statements include: commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; terms and availability of financing; technology developments; currency exchange rate fluctuations; starting up and operating facilities using new technology; realizing synergy and cost savings targets; meeting time and budget targets for significant capital investments; avoiding unplanned facility shutdowns; safety, health, and environmental risks associated with the operation of chemical plants and marketing of chemical products, including transportation of these products; public perception of chemicals and chemical end-use products; the impact of competition; changes in customer demand; changes in, or the introduction of new laws and regulations relating to NOVA Chemicals' business, including environmental, competition and employment laws; costs to comply with the Kyoto Protocol; loss of the services of any of NOVA Chemicals' executive officers; uncertainties associated with the North American, European, and Asian economies; and other risks detailed from time to time in the publicly filed disclosure documents and securities commission reports of NOVA Chemicals and its subsidiaries or affiliated companies.
    Implementation of announced price increases depends on many factors, including market conditions, the supply/demand balance for each particular product and feedstock costs. Price increases have varying degrees of success. They are typically phased in and can differ by product or market. There can be no assurances that any announced price increases will be successful or will be realized within the anticipated time frame. In addition, benchmark price indices sometimes lag price increase announcements due to the timing of publication.
    NOVA Chemicals' forward-looking statements are expressly qualified in their entirety by this cautionary statement. In addition, the forward-looking statements are made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update these forward-looking statements to reflect new information, subsequent events or otherwise.


Liquidity and Capital Resources
Capitalization
(unaudited, millions of U.S. dollars except  Dec. 31 Sept. 30 Dec. 31
 as noted)                                    2005     2005     2004
                                             ------- -------- --------

Current debt(1)                                $302     $303     $100
Long-term debt(2)(3)(4)                       1,737    1,338    1,614
Less: cash and cash equivalents                (166)     (97)    (245)
       restricted cash                          (65)     (65)     (65)
                                             ------- -------- --------

Total debt, net of cash, cash equivalents
 and restricted cash                          1,808    1,479    1,404

Total common shareholders'
    equity (5)(6)(7)(8)(9)                    1,219    1,301    1,493
                                             ------- -------- --------

Total capitalization(10)                     $3,027   $2,780   $2,897
                                             ------- -------- --------
                                             -------

(1) A total of $100 million of 7%, 10-year notes matured in September 2005 and $300 million of 7% medium term notes are due in May 2006. Current debt also includes bank loans and the current debt related to the Joffre cogeneration facility joint venture.
(2) On Oct. 31, 2005, NOVA Chemicals issued $400 million senior floating rate notes due in 2013.
(3) On Jan. 1, 2005, NOVA Chemicals adopted new Canadian accounting standards, which require the preferred shares of our subsidiary, NOVA Chemicals Inc., to be classified as debt. Prior periods have been restated accordingly. Maturity dates for NOVA Chemicals' current and long-term debt range from May 2006 to August 2028.
(4) During September 2005, the terms of the retractable preferred shares of our subsidiary NOVA Chemicals Inc. were amended to remove the feature allowing the holders, under certain circumstances, to convert the preferred shares to NOVA Chemicals' common shares. Accordingly, the preferred shares no longer have an impact on diluted earnings per share.
(5) Common shares outstanding on Jan. 20, 2006 were 82,400,148 (Dec. 31, 2005 - 82,364,899; Sept. 30, 2005 - 82,335,363; Dec. 31, 2004
     - 84,268,293).
(6) A total of 5,071,354 stock options were outstanding to officers and employees on Jan. 20, 2006, and 5,107,611 were outstanding on Dec. 31, 2005 to purchase common shares of NOVA Chemicals. A total of 2,767,114 common shares were reserved but unallocated at Dec. 31, 2005. A total of 13 million common shares were initially reserved for issuance under the Option Plan.
(7) A total of 47,800 shares were reserved for the Directors' Share Compensation Plan.
(8) In April 2005, NOVA Chemicals' shareholders reconfirmed a shareholder rights plan where one right was issued for each outstanding common share. The plan expires May 2009.
(9) For the three months ended Dec. 31, 2005, a total of 29,536 shares were issued upon the exercise of stock options.
(10) Total capitalization includes shareholders' equity and total debt net of cash and cash equivalents and restricted cash.


Senior Debt Ratings (1)
                                          Senior Unsecured Debt
                                    ---------------------------------
  DBRS                                     BBB (low) (stable)
  Fitch Ratings                               BB+ (stable)
  Moody's                                     Ba2 (stable)
  Standard & Poor's                          BB+ (negative)

(1) Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.

Coverage Ratios                                Three Months Ended
                                           ---------------------------
                                            Dec. 31  Sept. 30 Dec. 31
                                             2005      2005     2004
                                           --------- -------- --------
Net debt to total capitalization(1)          59.7%     53.2%    48.5%
Interest coverage on long-term debt(2)       0.0x       2.7x     4.0x
Net tangible asset coverage on long-term     1.6x       1.8x     1.9x
 debt(3)

(1) Net debt to total capitalization is equal to total debt, net of cash, cash equivalents and restricted cash, divided by total common shareholders' equity plus net debt. See Capitalization table above and Supplemental Measures on page 12.
(2) Interest coverage on long-term debt is equal to net income before interest expense on long-term debt and income taxes, for the last four quarters, divided by annual interest requirements on long-term debt.
(3) Net tangible asset coverage on long-term debt is equal to total assets (excluding deferred-tax assets) less liabilities (excluding long-term debt) divided by long-term debt.


Funds Flow and Changes in Cash and Debt

The following table shows major sources and uses of cash.

(unaudited, millions of U.S. dollars) Three Months Ended  Year Ended
                                        Dec. 31, 2005    Dec. 31, 2005
                                      ------------------ -------------
Operating loss                                     $(79)          $(4)
Add back - depreciation and amortization             74           290
         - restructuring charges                     83           168
                                      ------------------ -------------
EBITDA(1)                                            78           454
Interest expense                                    (33)         (113)
Current tax expense and other                        (6)          (71)
                                      ------------------ -------------
Funds from operations                                39           270
Operating working capital increase                 (172)          (42)
                                      ------------------ -------------
Cash (used in) from operations                     (133)          228

Tax-related settlement and other
 proceeds                                            13           121
Capital expenditures                               (129)         (419)
Turnaround costs, long-term
 investments and other assets                       (77)         (178)
Dividends paid                                       (7)          (27)
Common shares issued                                  2            13
Common shares repurchased                             -          (125)
Options retired for cash                             (1)          (11)
Foreign exchange and other                            3            (6)
                                      ------------------ -------------
Total change in cash and debt                     $(329)        $(404)
                                      ------------------ -------------
                                      ------------------ -------------
Increase (decrease) in cash and cash
 equivalents                                        $69          $(79)
Increase in debt (including foreign
 exchange changes)                                 (398)         (325)
                                      ------------------ -------------
Total change in cash and cash
 equivalents and debt                             $(329)        $(404)
                                      ------------------ -------------
                                      ------------------ -------------

(1) See Consolidated Statement of Net Income (Loss) and Reinvested Earnings on page 15 and Supplemental Measures on page 12.


    NOVA Chemicals' net debt to total capitalization ratio was 59.7% at Dec. 31, 2005. Cash on hand at the end of the fourth quarter was $166 million, up from $97 million at the end of the third quarter.
    NOVA Chemicals' funds from operations were $39 million for the fourth quarter of 2005, up from $35 million in the third quarter.
    Operating working capital increased by $172 million in the fourth quarter of 2005 compared to a $96 million decrease in the third quarter of 2005. This increase was related primarily to the reduction of accounts receivable sold through the securitization program.
    NOVA Chemicals measures the effectiveness of its working capital management through Cash Flow Cycle Time (CFCT). See Supplemental Measures on page 12. CFCT measures working capital from operations in terms of the number of days sales (calculated as working capital from operations divided by average daily sales). This metric helps to determine which portion of changes in working capital results from factors other than price movements. CFCT was 29 days as of Dec. 31, 2005, which was unchanged from Sept. 30, 2005.
    Capital expenditures were $129 million in the fourth quarter of 2005, compared to $102 million in the third quarter and $100 million in the fourth quarter of 2004. The increase from the third quarter is primarily related to the Corunna flexi-cracker plant modernization project.
    Selling, general and administrative expenses (SG&A) decreased by $16 million from the third quarter, and $17 million from the fourth quarter of 2004. This fourth quarter decrease was primarily due to a $19 million decrease in the mark-to-market cost of stock-based compensation, net of hedging effects. NOVA Chemicals' stock price increased by $6.24 per share in the third quarter resulting in an expense of $22 million. The stock price increased an additional $0.76 by November resulting in an expense of $3 million in the fourth quarter. During November, NOVA Chemicals hedged this exposure (see stock-based compensation hedge on page 11). Accordingly, fluctuations in earnings caused by the effects of stock price volatility on the existing stock-based compensation programs should be minimal going forward.

    Financing

    NOVA Chemicals has a $375 million revolving credit facility, expiring June 30, 2010. As of Dec. 31, 2005, NOVA Chemicals has utilized $87 million of the revolving credit facility in the form of operating letters of credit. NOVA Chemicals continues to comply with all financial covenants under the facility.
    On Jan. 20, 2006, a new unsecured revolving facility in the amount of $100 million was established. The facility expires in March 2011.
    NOVA Chemicals has a $300 million accounts receivable securitization program expiring June 30, 2010. As of Dec. 31, 2005, $153 million was sold under the accounts receivable securitization program compared to $285 million as of Sept. 30, 2005.
    On Oct. 31, 2005, NOVA Chemicals issued $400 million senior floating rate notes due in 2013.

    Stock-based Compensation Hedge

    In November 2005, NOVA Chemicals entered into forward transactions with two financial institutions in order to hedge that portion of its stock-based compensation which is subject to quarterly mark-to-market accounting adjustments. Mark-to-market rules have resulted in material quarterly earnings variations over the past few years. The forward transactions are cash-settled at the end of a three-year term (November 2008), or at any time prior to that at the option of NOVA Chemicals, based on the difference between NOVA Chemicals' common stock price and the execution price plus accrued interest.
    The transactions effectively give NOVA Chemicals the same economic effect as if it had borrowed money, purchased NOVA Chemicals' common shares and held them as assets. The average execution price was $37.56 on approximately 3.6 million shares, which equals the number of outstanding stock-related compensation units. As NOVA Chemicals' stock price changes, the mark-to-market impact related to the stock-based compensation liability is effectively neutralized by the mark-to-market impact related to the forward contracts.

    Feedstock Derivative Positions

    NOVA Chemicals maintains a derivatives program to manage risk associated with feedstock purchases. The after-tax impact from natural gas, benzene and crude oil positions realized in the fourth quarter of 2005 was a $5 million loss compared to a $1 million gain in the third quarter.
    In addition, NOVA Chemicals is required to record on its balance sheet the market value of any outstanding derivative positions that do not qualify for hedge accounting treatment. The gain or loss resulting from changes in the market value of these derivatives is recorded through earnings each period. The mark-to-market impact in the fourth quarter of our outstanding feedstock derivative portfolio was a $6 million after-tax gain compared to an $11 million after-tax gain in the third quarter.

    FIFO Impact

    NOVA Chemicals uses the first-in, first-out (FIFO) method of valuing inventory. Most of NOVA Chemicals' competitors use the last-in, first-out (LIFO) method. Because NOVA Chemicals uses FIFO, a portion of the third quarter feedstock purchases flowed through the statement of net income (loss) and reinvested earnings in the fourth quarter. September benzene prices were $2.75 per gallon decreasing to $2.18 per gallon in December. December NYMEX natural gas pricing was higher than September pricing by $1.33 per mmBTU, while crude oil decreased from $65.55 per barrel in September to $59.45 per barrel in December. We estimate that net income would have been about $17 million higher in the fourth quarter had NOVA Chemicals used the LIFO method of accounting.
    We estimate that net income in the third quarter would have been about $13 million lower had NOVA Chemicals used the LIFO method of accounting.

    EBITDA

    This measure is provided to assist investors in determining the ability of NOVA Chemicals to generate cash from operations. EBITDA can be determined from the Consolidated Statement of Net Income (Loss) and Reinvested Earnings by adding to net income (loss) interest expense, income taxes, depreciation and amortization, other gains and losses, and restructuring charges. Segment EBITDA is determined as segment operating income or loss before depreciation and amortization.

    Supplemental Measures

    In addition to providing measures in accordance with Canadian
Generally Accepted Accounting Principles (GAAP), NOVA Chemicals presents certain supplemental measures as follows:

    --  EBITDA - defined on page 11

    --  Average capital employed - defined on page 2

    --  CFCT - defined on page 10

    --  After-tax return (loss) on capital employed - defined on page
        2

    --  Net debt to total capitalization - defined on page 9

    -- Net income (loss) from the businesses - total net income or loss from the Olefins/Polyolefins and Styrenics businesses, which equals NOVA Chemicals' net income less corporate and other items (see page 1).

    -- Net tangible asset coverage on long-term debt - defined on page 9

    These measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.



Corporate and Other

A listing of after-tax corporate and other items for the periods presented is as follows:

                                Three Months Ended       Year Ended
                             ------------------------- ---------------
(unaudited, millions of      Dec. 31  Sept. 30 Dec. 31 Dec. 31 Dec. 31
 U.S. dollars)                 2005     2005    2004    2005    2004
                             -------- -------- ------- ------- -------
Stock-based compensation and
 profit sharing(1)
  Profit sharing accrual
   adjustment                     $-       $6     $(6)     $-     $(6)
  Stock-based compensation
   accrual                        (1)      (2)      -     (11)     (5)
  Stock-based compensation
   mark-to-market adjustment       8      (14)    (23)     32     (49)


Equity derivative mark-to-market
 adjustment(2)                   (10)       -       -     (10)      -
IRS Settlement(3)
                                   5        -      91       5     101
Restructuring                    (50)     (75)     (5)   (125)     (5)
                              See       See      See
                              note 4    note 5   note 6

Gain on sale of investments:
  AEGS(7)                          -        -      40       -      40
Non-cash insurance charge(8)       -        -       -     (15)      -
                             -------- -------- ------- ------- -------
                                $(48)    $(85)    $97   $(124)    $76
                             -------- -------- ------- ------- -------
                             -------- -------- ------- ------- -------

(1) NOVA Chemicals has two cash settled stock-based incentive compensation plans that are marked-to-market with changes in the value of the common stock price. In the first quarter of 2004 the stock-based compensation plan was amended to price equity appreciation units using NYSE values. The NYSE market price on Dec. 31, 2005 was $33.40 U.S. In addition, NOVA Chemicals maintains a profit sharing program available to most employees based on the achievement of shareholder return on equity targets. The calculation of stock-based compensation and profit sharing expense each quarter is dependent upon a number of variables. One variable is NOVA Chemicals' common share price. During the fourth quarter of 2005, the share price fell by U.S.$3.40 thereby decreasing our liability under the stock-based compensation programs. Accordingly, an $8 million after-tax expense reduction was recorded in earnings during the quarter. NOVA Chemicals entered into an equity hedge in November 2005 to hedge the exposure to fluctuations caused by changes in the stock price. The offsetting position resulted in an after-tax charge of $10 million from the point in time at which the hedge was put in place to the year end. We accrue stock-based compensation expense over the vesting periods in which employees earn the units. The amount of expense may also be impacted by the number of units redeemed during the quarter and the price at which they are redeemed. The after-tax amount of stock-based compensation expense in the fourth quarter of 2005 related to these items was $1 million. We are also required to record an expense for our estimate of profit sharing and stock-based compensation earned by employees during the quarter. NOVA Chemicals accrues profit sharing based on an evaluation of expected results versus target results. As a consequence of our third quarter review of our ability to achieve the minimum return on equity targets required to trigger a profit share payout, we reversed the amounts previously accrued in 2005. This resulted in an after-tax recovery of $6 million in the third quarter and no expense in the fourth quarter.
(2) See stock-based compensation hedge (page 11).
(3) The fourth quarter of 2004 included an after-tax gain of $91 million related to the final resolution of a tax dispute. The dispute was related to the deductibility of foreign taxes in certain returns filed with the United States Internal Revenue Service prior to 1982. The payment of approximately $110 million was received from an affiliate of a company in which NOVA Chemicals previously had an interest. An additional amount was received in the fourth quarter of 2005, resulting in an additional after-tax gain of $5 million.
(4) On Jan. 19, 2006, NOVA Chemicals announced its decision to close the Chesapeake, Virginia site and took a charge for restructuring in the amount of $46 million after-tax as of Dec. 31, 2005. The remaining $4 million relates to NOVA Chemicals' share of NOVA Innovene severance costs associated with plant closures.
(5) NOVA Chemicals recorded a charge of $75 million after-tax primarily as a result of a NOVA Innovene joint venture decision to cease EPS production at Berre, France and permanently shutdown the EPS plant at Carrington, UK. The benefit of tax losses in France and obsolete assets associated with the Corunna modernization were written off and also included in this charge. (see Note 8 to the Consolidated Financial Statements)
(6) In 2003, NOVA Chemicals announced the shutdown of its oldest, highest-cost 275 million pound polyethylene production line at the St. Clair River site in Ontario, Canada and took a charge for restructuring at that time. A total of $8 million ($5 million after-tax) of additional costs associated with environmental and severance obligations have been recorded in the fourth quarter of 2004.
(7) NOVA Chemicals sold its investment in the AEGS for $78 million in cash proceeds and a before-tax gain of $53 million ($40 million after-tax).
(8) NOVA Chemicals accrued a non-cash expense of $15 million after-tax related to its share of estimated incremental costs in the insurance pools in which it participates. NOVA Chemicals is one of many participants in OIL and sEnergy - two mutual insurance companies formed to insure against catastrophic risks. Due to recent losses incurred by OIL and sEnergy that are related to participants other than NOVA Chemicals, the company will be required to pay higher future premiums.


    NOVA Chemicals' share price on the New York Stock Exchange (NYSE) fell to U.S. $33.40 at Dec. 30, 2005 from U.S. $36.80 at Sept. 30,
2005. NOVA Chemicals' share value decreased 9% for the quarter ending Dec. 30, 2005 on the NYSE and on the Toronto Stock Exchange (TSX), while peer chemical companies' share values increased 2% on average and the S&P Chemicals Index increased 9%. The S&P/TSX Composite Index was up 2% and the S&P 500 was up 2% in the fourth quarter. As of Jan. 24, 2006, NOVA Chemicals' share price was U.S. $31.73, down 5% from Dec. 30, 2005. The S&P Chemicals Index was unchanged over the same period.
    In the fourth quarter, approximately 39% of trading in NOVA Chemicals' shares took place on the TSX and 61% of trading took place in the U.S.


                                 Millions of                  % of
Fourth Quarter Trading Volumes      Shares     % of Float    Trading
------------------------------- -------------- ----------- -----------
Toronto Stock Exchange                   25.6          31%         39%
Consolidated U.S. Trading
 Volumes                                 40.1          49%         61%
                                -------------- ----------- -----------
Total                                    65.7          80%        100%
                                -------------- ----------- -----------
                                -------------- ----------- -----------


    INVESTOR INFORMATION

    For inquiries on stock-related matters including dividend payments, stock transfers and address changes, contact NOVA Chemicals toll- free at 1-800-661-8686 or e-mail to shareholders@novachem.com.


Contact Information
Phone:  (403) 750-3600 (Canada) or (412) 490-4000 (United States)
Internet:  www.novachemicals.com
E-Mail:    invest@novachem.com

NOVA Chemicals Corporation
1000 Seventh Avenue S.W., P.O. Box 2518
Calgary, Alberta, Canada T2P 5C6


    If you would like to receive a shareholder information package, please contact us at (403) 750-3600 or (412) 490-4000 or via e-mail at publications@novachem.com.
    We file additional information relating to NOVA Chemicals, including our Annual Information Form (AIF), with Canadian securities administrators. This information can be accessed through the System for Electronic Document Analysis and Retrieval (SEDAR), at www.sedar.com. This same information is filed with the U.S. Securities and Exchange Commission and can be accessed via their Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov/edgar.shtml



Transfer Agent and Registrar
CIBC Mellon Trust Company
600 The Dome Tower, 333 Seventh Avenue S.W.
Calgary, Alberta, Canada T2P 2Z1
Phone: (403) 232-2400/1-800-387-0825
Fax: (403) 264-2100
Internet:    www.cibcmellon.ca
E-Mail:      inquiries@cibcmellon.ca


    Share Information

    NOVA Chemicals' trading symbol on the New York and Toronto Stock Exchanges is NCX. On the TSX, NOVA Chemicals is listed and traded in both Canadian and U.S. dollars. The U.S. dollar trading symbol on the TSX is NCX.U.



CHANGES IN NET INCOME (LOSS)

(unaudited, millions of U.S. dollars)

                                              Q4 2005         2005
                                           Compared with    Compared
                                          ----------------  with 2004
                                          Q3 2005  Q4 2004
                                          -------- ------- -----------
Higher (lower) net unit margins               $13    $(19)         $8
Lower sales volumes                           (12)    (53)       (193)
                                          -------- ------- -----------
Higher (lower) gross margin(1)                  1     (72)       (185)
Lower (higher) research and development         2       2          (2)
Lower selling, general and administrative      16      17          72
Lower (higher) restructuring charges            2     (75)       (160)
(Higher) lower depreciation and
 amortization                                  (4)     (2)          7
Higher interest expense                        (5)     (5)         (5)
Higher (lower) other gains and losses           8    (156)       (169)
Lower income tax expense (Note 4 to the
 Financial Statements)                         17      61          86
                                          -------- ------- -----------
Increase (decrease) in net income (loss)      $37   $(230)      $(356)
                                          -------- ------- -----------
                                          -------- ------- -----------

(1) Revenue less feedstock and operating costs.

CAUSAL ANALYSIS - Third Quarter to Fourth Quarter Net Income (Loss)

(unaudited, millions of U.S. dollars,
all amounts are after-tax)

Q3 2005 Net Loss                                    $(105)

  Margin expansion assuming LIFO based
   accounting                                 $83
  Margin erosion caused by FIFO based
   accounting                                 (30)     53
                                          --------

     Unusual Events
       Joffre ethane interruption - June
        21, 2005                               20
       Corunna outage                         (56)    (36)
                                          --------

 Restructuring                                         25
  Profit sharing                                       (6)
  Stock-based compensation                             13
  Derivative mark-to-market                            (5)
  Decreased licensing revenue                          (9)
  Gain on IRS Settlement                                5
    Other                                              (3)
                                          -------- -------

Q4 2005 Net Loss                                     $(68)
                                                   -------
                                                   -------


    The above table is provided to describe significant items affecting the variance in net income (loss) from quarter-to-quarter.
    Margins expanded in the fourth quarter due to improving market conditions. The overall quarter-to-quarter gain in margin was $53 million before unusual items. Because NOVA Chemicals uses FIFO-based accounting, its margins were lower than companies using LIFO-based accounting.
    The ethane feedstock interruption on June 21, 2005 to the Joffre, Alberta site resulted in lost margin of $20 million in the third quarter. Delays in the restart of Corunna resulted in lost margin of $70 million in the fourth quarter, compared to $14 million in the third quarter. In the third quarter, NOVA Chemicals took a non-cash write-down of $75 million after-tax primarily as a result of a decision by the NOVA Innovene joint venture to cease EPS production at Berre, France and permanently shut down the EPS plant at Carrington, UK. In the fourth quarter, NOVA Chemicals took a non-cash write-down of $46 million as a result of the decision to close its Chesapeake site in 2006 and accrued $4 million for its share of NOVA Innovene severance cost.



FINANCIAL STATEMENTS

Consolidated Statement of Net Income (Loss) and Reinvested Earnings

(unaudited, millions of U.S. dollars except per share amounts)

                              Three Months Ended        Year Ended
                          -------------------------- -----------------
                          Dec. 31 Sept. 30  Dec. 31  Dec. 31  Dec. 31
                           2005     2005     2004     2005     2004
                                           (restated         (restated
                                             - see             - see
                                            Note 1)           Note 1)
                          ------- -------- --------- ------- ---------
Revenue                   $1,433   $1,366    $1,527  $5,616    $5,270
                          ------- -------- --------- ------- ---------

Feedstock and operating
 costs                     1,278    1,212     1,300   4,911     4,380
Research and development      12       14        14      50        48
Selling, general and
 administrative               65       81        82     201       273
Restructuring charges
 (Note 8)                     83       85         8     168         8
Depreciation and
 amortization                 74       70        72     290       297
                          ------- -------- --------- ------- ---------
                           1,512    1,462     1,476   5,620     5,006
                          ------- -------- --------- ------- ---------
Operating income (loss)      (79)     (96)       51      (4)      264
                          ------- -------- --------- ------- ---------

Interest expense (net)
 (Note 3)                    (33)     (28)      (28)   (113)     (108)
Other gains and losses
 (net) (Note 9)                8        -       164       8       177
                          ------- -------- --------- ------- ---------
                             (25)     (28)      136    (105)       69
                          ------- -------- --------- ------- ---------
Income (loss) before
 income taxes               (104)    (124)      187    (109)      333
Income tax (expense)
 recovery (Note 4)            36       19       (25)      5       (81)
                          ------- -------- --------- ------- ---------
Net income (loss)           $(68)   $(105)     $162   $(104)     $252
Reinvested earnings,
 beginning of period         465      577       587     633       584
  Change in accounting
   policy                      -        -         -       -        (7)
  Common share dividends      (7)      (7)       (7)    (27)      (28)
  Common share repurchase      -        -       (97)   (107)     (155)
  Options retired for
   cash (net)                  -        -       (12)     (5)      (13)
                          ------- -------- --------- ------- ---------
Reinvested earnings, end
 of period                  $390     $465      $633    $390      $633
                          ------- -------- --------- ------- ---------
                          ------- -------- --------- ------- ---------
Earnings (loss) per share
 (Note 5)
  - basic                 $(0.82)  $(1.28)    $1.91  $(1.26)    $2.91
  - diluted               $(0.82)  $(1.28)    $1.78  $(1.26)    $2.71


Summary Quarterly Financial Information

(unaudited; millions of U.S. dollars, except per share amounts)

                                 Three Months Ended
              --------------------------------------------------------
                         2005                         2004
              ---------------------------- ---------------------------
               Dec.   Sept.   June   Mar.   Dec.  Sept.   June   Mar.
                31      30     30     31     31     30     30     31
Revenue       $1,433  1,366  1,329  1,488  1,527  1,379  1,238  1,126
Operating
 income (loss)  $(79)   (96)     1    170     51     96     76     41
Net income
 (loss)         $(68)  (105)   (25)    94    162     56     27      7
Net income
 (loss) per
 share
  -basic      $(0.82) (1.28) (0.29)  1.12   1.91   0.64   0.31   0.08
  -diluted    $(0.82) (1.28) (0.29)  1.06   1.78   0.60   0.30   0.08
Weighted-
 average
 common shares
 outstanding
 (millions)
  -basic        82.4   82.3   82.3   83.2   84.8   87.2   87.6   87.3
  -diluted      82.4   82.3   82.3   90.0   92.4   95.9   96.9   89.2

Notes to the Consolidated Financial Statements appear on pages 18 to 21.


Consolidated Balance Sheet
(unaudited, millions of U.S. dollars)           Dec. 31,    Dec. 31,
                                                 2005         2004
                                             ------------ ------------
Assets                                                    (restated -
                                                           see Note 1)
Current assets
  Cash and cash equivalents                         $166         $245
  Receivables                                        564          567
  Inventories                                        680          634
                                             ------------ ------------
                                                   1,410        1,446

Investments and other assets                         181          147
Plant, property and equipment, net                 3,626        3,454
                                             ------------ ------------

                                                  $5,217      $ 5,047
                                             ------------ ------------
                                             ------------ ------------

Liabilities and Shareholders' Equity
Current liabilities
  Bank loans                                          $1           $-
  Accounts payable and accrued liabilities           996          808
  Long-term debt due within one year                 301          100
                                             ------------ ------------
                                                   1,298          908
Long-term debt (Note 1)                            1,737        1,614
Future income taxes                                  645          677
Deferred credits and long-term liabilities           318          355
                                             ------------ ------------
                                                   3,998        3,554
                                             ------------ ------------

Shareholders' equity
  Common equity
    Common shares                                    494          499
    Contributed surplus                               11            8
    Cumulative translation adjustment                324          353
    Reinvested earnings                              390          633
                                             ------------ ------------
                                                   1,219        1,493
                                             ------------ ------------
                                                  $5,217       $5,047
                                             ------------ ------------
                                             ------------ ------------

Notes to the Consolidated Financial Statements appear on pages 18 to 21.


Consolidated Statement of Cash Flows
(unaudited, millions of U.S. dollars)

                              Three Months Ended        Year Ended
                          -------------------------- -----------------
                          Dec. 31 Sept. 30  Dec. 31  Dec. 31  Dec. 31
                           2005     2005     2004     2005     2004
                                           (restated         (restated
                                             - see             - see
                                            Note 1)           Note 1)
                          ------- -------- --------- ------- ---------
Operating activities
  Net income (loss)         $(68)   $(105)     $162   $(104)     $252
  Depreciation and
   amortization               74       70        72     290       297
  Future income tax
   expense (recovery)        (35)     (15)        5     (73)       36
  Restructuring charges       76       85         -     161         -
  Other gains and losses      (8)       -      (164)     (8)     (177)
  Stock option expense         -        -         1       4         4
                          ------- -------- --------- ------- ---------
  Funds from operations       39       35        76     270       412
  Changes in non-cash
   working capital          (172)      96        81     (42)      (78)
                          ------- -------- --------- ------- ---------
  Cash (used in) from
   operations               (133)     131       157     228       334
                          ------- -------- --------- ------- ---------

Investing activities
  Proceeds on asset sales
   and other capital
   transactions               11        -       188      11       225
  Plant, property and
   equipment additions      (129)    (102)     (100)   (419)     (242)
  Turnaround costs, long-
   term investments and
   other assets              (77)     (61)       (1)   (178)       (9)
  Changes in non-cash
   working capital             2        -      (110)    110      (110)
                          ------- -------- --------- ------- ---------
                            (193)    (163)      (23)   (476)     (136)
                          ------- -------- --------- ------- ---------
Financing activities
  Increase in current
   bank loans                  -        1         -       1         -
  Long term debt
   additions                 400       19         -     419       400
  Long term debt
   repayments                 (2)    (101)       (2)   (103)       (2)
  Preferred securities
   redeemed                    -        -         -       -      (383)
  Options retired for cash    (1)       -       (17)    (11)      (18)
  Common shares issued         2        -        12      13        37
  Common share repurchases     -        -      (116)   (125)     (188)
  Common share dividends      (7)      (7)       (7)    (27)      (28)
  Project advances from
   third parties               -        -         6       -        15
  Changes in non-cash
   working capital             3        1         2       2         2
                          ------- -------- --------- ------- ---------
                             395      (87)     (122)    169      (165)
                          ------- -------- --------- ------- ---------

Increase (decrease) in
 cash and cash equivalents    69     (119)       12     (79)       33
Cash and cash
 equivalents, beginning
 of period                    97      216       233     245       212
                          ------- -------- --------- ------- ---------

Cash and cash equivalents,
 end of period              $166      $97      $245    $166      $245
                          ------- -------- --------- ------- ---------
                          ------- -------- --------- ------- ---------

Cash tax payments             $1       $1        $5     $55       $11
                          ------- -------- --------- ------- ---------
                          ------- -------- --------- ------- ---------

Cash interest payments       $29      $40       $23    $131      $107
                          ------- -------- --------- ------- ---------
                          ------- -------- --------- ------- ---------


Notes to the Consolidated Financial Statements appear on pages 18 to 21.


    Notes to Consolidated Financial Statements
    (unaudited, millions of U.S. dollars, except per share amounts and unless otherwise noted)

    These interim Consolidated Financial Statements do not include all of the disclosures included in NOVA Chemicals' annual Consolidated Financial Statements. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements for the year ended Dec. 31, 2004. Certain comparative amounts have been reclassified to conform with the current period's presentation.

    1. Significant Accounting Policies

    Accounting for the NOVA Innovene Joint Venture

    On Oct. 1, 2005, the NOVA Innovene joint venture commenced operations. NOVA Chemicals accounts for its 50% interest in the joint venture by the proportionate consolidation method. Accordingly, NOVA Chemicals includes 50% of the joint venture accounts on a line-by-line basis in the Consolidated Financial Statements. NOVA Chemicals sells the joint venture 50% of the joint venture's styrene monomer requirements and certain polystyrene for distribution in Europe.
    These interim Consolidated Financial Statements have been prepared in accordance with Canadian GAAP, using the same accounting policies as set out in Note 2 to the Consolidated Financial Statements for the year ended Dec. 31, 2004 on pages 75 to 79 of the 2004 Annual Report, except as noted below:

    Accounting for Financial Instruments with Characteristics of Both Liabilities and Equity

    The CICA implemented new accounting standards, which harmonize accounting standards with U.S. GAAP for some types of mandatorily redeemable shares and other financial instruments. Beginning on Jan. 1, 2005, these instruments are required to be classified, on a retroactive basis, as liabilities rather than equity. As a result, the preferred shares of NOVA Chemicals' subsidiary, NOVA Chemicals Inc., have been classified as debt. In addition, any dividends associated with these preferred shares have been reclassified to interest expense reducing net income by $2 million in the fourth quarter of 2005, $2 million in the third quarter of 2005 and $2 million in the fourth quarter of 2004. On an annual basis, the interest expense reduced net income by $8 million and $10 million in 2005 and 2004, respectively. All prior periods have been restated.



2. Pensions and Other Post-Retirement Benefits

Components of Net
 Periodic Benefit Cost
 for Defined Benefit     Three Months Ended          Year Ended
 Plans                         Dec. 31                 Dec. 31
                       ----------------------- -----------------------
                        Pension      Other      Pension       Other
                        Benefits    Benefits    Benefits     Benefits
                       ----------- ----------- ----------- -----------
                       2005  2004  2005  2004  2005  2004  2005  2004
                       ----- ----- ----- ----- ----- ----- ----- -----
  Current service cost   $6    $6    $-    $-   $26   $24    $2    $2
  Interest cost on
   projected benefit
   obligations           10     9     1     1    39    34     4     4
  Actual return on
   plan assets           (9)  (11)    -     -   (37)  (45)    -     -
   Actuarial (gain)
    loss on accrued
    benefit
    obligations           -     6     -     -     -    25     -    (2)
                       ----- ----- ----- ----- ----- ----- ----- -----
  Costs arising in the
   period                 7    10     1     1    28    38     6     4
    Differences
     between costs
     arising in the
     period and costs
     recognized in the
     period in respect
     of the long-term
     nature of
     employee future
     benefit costs:
       Return on plan
        assets            -     3     -     -     -    14     -     -
       Transition
        (asset)
        obligation       (1)   (1)    -     -    (5)   (5)    1     1
       Actuarial
        (gain) loss       3    (6)    -     -     8   (21)    1     3
       Past service
        and actual
        plan
        amendments       (1)    -     -     -     -     2     -     -
                       ----- ----- ----- ----- ----- ----- ----- -----
    Net defined
     benefit cost
     recognized          $8    $6    $1    $1   $31   $28    $8    $8
                       ----- ----- ----- ----- ----- ----- ----- -----
                       ----- ----- ----- ----- ----- ----- ----- -----


    The expected long-term rate of return on plan assets is 7.5% in 2005.

    Employer Contributions

    NOVA Chemicals contributed $17 million to its defined benefit pension plans and $1 million to its defined contribution plans in the fourth quarter of 2005 ($49 million and $7 million in the year ended Dec. 31, 2005).



3. Interest Expense
Components of Interest
 Expense                        Three Months Ended      Year Ended
                             ------------------------ ---------------
                             Dec. 31 Sept. 30 Dec. 31 Dec. 31 Dec. 31
                              2005     2005    2004    2005    2004
                             ------- ---------------- ------- -------
Interest on long-term debt      $33      $29     $30    $117    $109
Interest on securitizations
 and other                        6        4       2      14       8
                             ------- -------- ------- ------- -------
Gross interest expense           39       33      32     131     117
Interest capitalized during
 plant construction              (5)      (4)     (2)    (14)     (3)
Interest income                  (1)      (1)     (2)     (4)     (6)
                             ------- -------- ------- ------- -------
Interest expense (net)          $33      $28     $28    $113    $108
                             ------- -------- ------- ------- -------
                             ------- -------- ------- ------- -------

4.Income Taxes
                                Three Months Ended       Year Ended
                             ------------------------ ----------------
                             Dec. 31 Sept. 30 Dec. 31 Dec. 31 Dec. 31
                              2005     2005    2004    2005     2004
                             ------- -------- ------- ------- --------
Income (loss) before income
 taxes                        $(104)   $(124)   $187   $(109)    $333
Statutory income tax rate     33.62%   33.62%  33.87%  33.62%   33.87%
                             ------- -------- ------- ------- --------
Computed income tax expense
 (recovery)                    $(35)    $(42)    $63    $(37)    $112
Increase (decrease) in taxes
 resulting from:
    Lower tax rates on other
     gains                       (2)       -     (24)     (2)     (26)
     Tax benefits not
      recognized on

      restructuring charges       -       16       -      16        -
    Income tax rate
     adjustment                   -        -       -       -       (7)
    Additional cost-of-
     service income
     taxes(1)                     -        -       -       -        4
  Reduction in tax reserve        -        -     (11)      -      (11)
    Foreign tax rates            (1)       3       -       9        2
    Other                         2        4      (3)      9        7
                             ------- -------- ------- ------- --------
Income tax expense (recovery)  $(36)    $(19)    $25     $(5)     $81
                             ------- -------- ------- ------- --------
                             ------- -------- ------- ------- --------

(1) Income taxes on the Joffre, Alberta second ethylene plant were recoverable from customers until June 30, 2004 and were recorded on the flow-through rather than liability method. Subsequent to June 30, 2004, income taxes are being recorded on the liability method.


5.  Earnings (Loss) Per Share
    (shares in millions)            Three Months Ended
                        ----------------------------------------------
                            Dec. 31        Sept. 30        Dec. 31
                             2005            2005            2004
                        --------------- --------------- --------------
                         Basic  Diluted  Basic  Diluted Basic  Diluted
Net income (loss)         $(68)   $(68)  $(105)  $(105)  $162    $162
Interest on convertible
 preferred shares            -       -       -       -      -       2
                        ------- ------- ------- ------- ------ -------
Net income (loss) for
  EPS calculation         $(68)   $(68)  $(105)  $(105)  $162    $164
                        ------- ------- ------- ------- ------ -------
                        ------- ------- ------- ------- ------ -------
Weighted-average
  common shares
  outstanding             82.4    82.4    82.3    82.3   84.8    84.8
Add back effect of
  dilutive securities:
   Stock options             -       -       -       -      -     3.0
   Preferred shares          -       -       -       -      -     4.6
                        ------- ------- ------- ------- ------ -------
Weighted-average
  common shares for
  EPS calculations        82.4    82.4    82.3    82.3   84.8    92.4
                        ------- ------- ------- ------- ------ -------
Earnings (loss) per
  common share          $(0.82) $(0.82) $(1.28) $(1.28) $1.91   $1.78
                        ------- ------- ------- ------- ------ -------
                        ------- ------- ------- ------- ------ -------


5.  Earnings (Loss) Per Share
       (shares in millions)                       Year Ended
                                        ------------------------------
                                            Dec. 31        Dec. 31
                                             2005            2004
                                        --------------- --------------
                                         Basic  Diluted Basic  Diluted
Net income (loss)                        $(104)  $(104)  $252    $252
Interest on convertible preferred shares     -       -      -       6
                                        ------- ------- ------ -------
Net income (loss) for
  EPS calculation                        $(104)  $(104)  $252    $258
                                        ------- ------- ------ -------
                                        ------- ------- ------ -------
Weighted-average
  common shares
  outstanding                             82.6    82.6   86.7    86.7
Add back effect of
  dilutive securities:
   Stock options                             -       -      -     2.6
   Preferred shares                          -       -      -     6.1
                                        ------- ------- ------ -------
Weighted-average
  common shares for
  EPS calculations                        82.6    82.6   86.7    95.4
                                        ------- ------- ------ -------
Earnings (loss) per
  common share                          $(1.26) $(1.26) $2.91   $2.71
                                        ------- ------- ------ -------
                                        ------- ------- ------ -------

A total of 4.6 and 4.7 million stock options have been excluded from the computation of diluted earnings per share for the quarters ended Dec. 31, 2005 and Sept. 30, 2005, respectively. As of Dec. 31, 2005, the fully diluted share count was 82.4. Options become dilutive when the market price is higher than the strike price and NOVA Chemicals is profitable. The amount of dilution will vary with the stock price. The preferred shares were dilutive prior to September 2005 if our earnings per share was greater than the preferred share dividend divided by the number of shares issued on conversion. As of Sept. 30, 2005, the preferred shares are no longer convertible to NOVA Chemicals' common stock and therefore are no longer a dilutive factor in the earnings per share calculation. No restatements were made to prior periods.

6.  Segmented Information
                                 Three Months Ended      Year Ended
                              ------------------------ ---------------
                              Dec. 31 Sept. 30 Dec. 31 Dec. 31 Dec. 31
                               2005     2005    2004    2005    2004
                              ------- -------- ------- ------- -------
Revenue
  Olefins/Polyolefins           $899     $878    $912  $3,586  $3,230
  Styrenics                      587      525     691   2,259   2,324
  Intersegment eliminations      (53)     (37)    (76)   (229)   (284)
                              ------- -------- ------- ------- -------
                              $1,433   $1,366  $1,527  $5,616  $5,270
                              ------- -------- ------- ------- -------
                              ------- -------- ------- ------- -------
Operating income (loss)
  Olefins/Polyolefins            $89      $77    $134    $437    $445
  Styrenics                      (80)     (74)    (27)   (271)    (71)
  Corporate and other            (88)     (99)    (56)   (170)   (110)
                              ------- -------- ------- ------- -------
                                $(79)    $(96)    $51     $(4)   $264
                              ------- -------- ------- ------- -------
                              ------- -------- ------- ------- -------
Net income (loss)
  Olefins/Polyolefins            $45      $39     $82    $241    $249
  Styrenics                      (65)     (59)    (17)   (221)    (73)
  Corporate and other            (48)     (85)     97    (124)     76
                              ------- -------- ------- ------- -------
                                $(68)   $(105)   $162   $(104)   $252
                              ------- -------- ------- ------- -------
                              ------- -------- ------- ------- -------

                                               Dec. 31 Dec. 31
                                                2005    2004
                                               ------- -------
Assets
  Olefins/Polyolefins                          $2,906  $2,510
  Styrenics                                     1,917   2,018
  Corporate and other(1)                          394     519
                                               ------- -------
                                               $5,217  $5,047
                                               ------- -------
                                               ------- -------

(1) Amounts include all cash and cash equivalents.


7.  Reconciliation to United States Generally Accepted Accounting
Principles
                                Three Months Ended       Year Ended
                             ------------------------- ---------------
                             Dec. 31  Sept. 30 Dec. 31 Dec. 31 Dec. 31
                               2005     2005    2004    2005    2004
                             -------- -------- ------- ------- -------
Net income (loss) in
 accordance with Canadian
 GAAP                           $(68)   $(105)   $162   $(104)   $252
Add (deduct) adjustments
 for:
  Hedging and derivative
   activity(1)                     -       (1)     (2)     (3)      -
  Inventory costing(2)            11        -       1       4       4
  Start-up costs(3)              (16)       2       3     (13)      5
  Change in accounting
   policy(4)                       -        -       -       -      (7)
  Other                            -        -       -       1       -
                             -------- -------- ------- ------- -------
Net income (loss) in
 accordance with U.S.
 GAAP(8)                        $(73)   $(104)   $164   $(115)   $254
                             -------- -------- ------- ------- -------
                             -------- -------- ------- ------- -------
Earnings (loss) per share -
 basic                        $(0.89)  $(1.27)  $1.93  $(1.39)  $2.93
                             -------- -------- ------- ------- -------
                             -------- -------- ------- ------- -------
Earnings (loss) per share -
 diluted                      $(0.89)  $(1.27)  $1.80  $(1.39)  $2.73
                             -------- -------- ------- ------- -------
                             -------- -------- ------- ------- -------


                                Three Months Ended       Year Ended
                             ------------------------- ---------------
                             Dec. 31  Sept. 30 Dec. 31 Dec. 31 Dec. 31
                               2005     2005    2004    2005    2004
                             -------- -------- ------- ------- -------
Comprehensive income (loss)(5)
Net income (loss) in
 accordance with U.S. GAAP      $(73)   $(104)   $164   $(115)   $254
   Cumulative translation
    adjustment(6)                 (7)      73     107     (29)    121
   Minimum pension liability
    adjustment(7)                 (9)       -       1      (9)      1
                             -------- -------- ------- ------- -------
Comprehensive income (loss)
 in accordance with U.S.
 GAAP                           $(89)    $(31)   $272   $(153)   $376
                             -------- -------- ------- ------- -------
                             -------- -------- ------- ------- -------

                                                       Dec. 31 Dec. 31
                                                        2005     2004
                                                       ------- -------
Accumulated other comprehensive income(5)
    Cumulative translation adjustment(6)                 $303    $332
    Minimum pension liability(7)                          (12)     (3)
                                                       ------- -------
                                                         $291    $329
                                                       ------- -------
                                                       ------- -------

Balance sheet in accordance with U.S. GAAP
   Current assets(2)                                   $1,455  $1,482
   Investments and other assets(3),(7)                    159     139
   Plant, property and equipment, net                   3,604   3,429
   Current liabilities(1)                              (1,293)   (893)
   Long-term debt(1),(8)                               (1,742) (1,625)
   Deferred credits(1),(7)                               (972) (1,030)
                                                       ------- -------
   Common equity                                       $1,211  $1,502
                                                       ------- -------
                                                       ------- -------

(1) On Jan. 1, 2001, NOVA Chemicals adopted (for U.S. GAAP purposes) Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS No. 133 requires the recognition of all derivatives on the balance sheet at fair-value. Derivatives that do not qualify for preferential hedge accounting treatment must be adjusted to fair-value through income. If the derivative does qualify, changes in the fair-value of the derivative will either be offset against the change in fair-value of the hedged item and reported in earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. On Jan. 1, 2004, NOVA Chemicals adopted a new Canadian GAAP guideline for recording the fair-value of derivatives. This guideline largely harmonizes Canadian and U.S. GAAP, however, due to the differing implementation dates, timing differences continue to exist.
(2) U.S. GAAP requires an allocation of fixed production overhead to inventory. Canadian GAAP allows these costs to be expensed during the period.
(3) U.S. GAAP requires that all costs (except interest on constructed assets) associated with start-up activities be expensed as incurred rather than deferred, as under Canadian GAAP.
(4) On Jan. 1, 2004, NOVA Chemicals adopted the CICA standard for expensing of stock options. This standard was also adopted for U.S. GAAP on that date. Under U.S. GAAP, the cumulative effect of adopting a new standard is reflected in net income in the period of adoption, whereas under Canadian GAAP it is reflected as a charge or credit to reinvested earnings.
(5) U.S. GAAP requires the presentation of a separate statement of comprehensive income (loss) and accumulated other comprehensive income. This statement is not required under Canadian GAAP. Comprehensive income (loss) includes certain changes in equity during the period that are not included in net income.
(6) Gains (losses) resulting from translation of self-sustaining foreign operations are recorded in other comprehensive income until there is a realized reduction in the investment.
(7) U.S. GAAP requires that an additional minimum pension liability be recorded through comprehensive income (loss) when the unfunded accumulated benefit obligation is greater than the accrued pension liability or if there is a prepaid pension asset.
(8) See Note 1 on page 18 for change in accounting policy related to financial instruments.


    8. Restructuring Charges

    On Oct. 11, 2005, NOVA Innovene announced it plans to cease EPS production at its Berre, France facility and permanently shutdown the EPS plant at Carrington, UK. Accordingly, NOVA Chemicals has written down the value of the plants on its books to zero as of Sept. 30, 2005. The amount of the write-down was $76 million ($60 million after-tax). The company also reduced the recorded benefit of certain tax loss carry-forwards by $9 million, as the likelihood of their utilization is reduced as a result of the formation of the joint venture and closure of the plants. Certain other non-productive assets were written off amounting to $9 million ($6 million after-tax). The total amount of the restructuring charge in the third quarter was $85 million ($75 million after-tax). An additional $7 million ($4 million after-tax) was recorded in the fourth quarter to accrue for severance costs related to the plant closures.
    On Jan. 19, 2006, NOVA Chemicals announced its intention to permanently close its Chesapeake, VA plant. A $76 million ($46 million after-tax) write-down of the plant value was recorded in the fourth quarter of 2005.

    9. Other Gains and Losses

    NOVA Chemicals recorded a tax-related settlement in the fourth quarter of 2004 in the amount of $110 million before-tax ($91 million after-tax). The dispute was related to the deductibility of foreign taxes in certain returns filed with the U.S. Internal Revenue Service prior to 1982. In 2005, the payment of approximately $110 million was received from an affiliate of a company in which NOVA Chemicals previously had an interest. Also in the fourth quarter of 2004, NOVA Chemicals sold its investment in the AEGS for $78 million in cash proceeds and a before-tax gain of $53 million ($40 million after-tax). An additional $12 million tax settlement ($10 million after-tax) was received in the third quarter of 2004. Together, these three items, in addition to other minor gains, totaled $177 million before-tax for the year ended Dec. 31, 2004. An additional amount of $8 million, primarily with respect to the tax-related settlement, was received in the fourth quarter of 2005.


    CONTACT: NOVA Chemicals Corporation
             Investor Relations
             Chris Bezaire, 412-490-5070
             or
             NOVA Chemicals Corporation
             Media Relations
             Greg Wilkinson, 412-490-4166

                                                                     Exhibit (b)

                                  CERTIFICATION

I, Jeffrey M. Lipton, certify that:

1.   I have reviewed this report on Form 6-K of NOVA Chemicals Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

     a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

     c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

     a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.




                                    /s/ Jeffrey M. Lipton
                                   -----------------------------
                                   Jeffrey M. Lipton
January 25, 2006                   Chief Executive Officer
                                   (Principal Executive Officer)

                                                                     Exhibit (c)

                                  CERTIFICATION

I, Larry A. MacDonald, certify that:

1.   I have reviewed this report on Form 6-K of NOVA Chemicals Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

     a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

     a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.




                                   /s/ Larry A. MacDonald
                                   -----------------------------
                                   Larry A. MacDonald
January 25, 2006                   Chief Financial Officer
                                   (Principal Financial Officer)

                                                                     Exhibit (d)

                  CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
                       PURSUANT TO 18 U.S.C. SECTION 1350

     In connection with the accompanying quarterly report on Form 6-K of NOVA Chemicals Corporation for the quarter ended December 31, 2005 (the "Report"), I, Jeffrey M. Lipton, Chief Executive Officer of NOVA Chemicals Corporation, hereby certify pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

(1) such Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of NOVA Chemicals Corporation.





                                   /s/ Jeffrey M. Lipton
                                   -------------------------
                                   Jeffrey M. Lipton
January 25, 2006                   Chief Executive Officer

                                                                     Exhibit (e)

                  CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
                       PURSUANT TO 18 U.S.C. SECTION 1350

     In connection with the accompanying quarterly report on Form 6-K of NOVA Chemicals Corporation for the quarter ended December 31, 2005 (the "Report"), I, Larry A. MacDonald, Chief Financial Officer of NOVA Chemicals Corporation, hereby certify pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

(1) such Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of NOVA Chemicals Corporation.





                                   /s/ Larry A. MacDonald
                                   -------------------------
                                   Larry A. MacDonald
January 25, 2006                   Chief Financial Officer